Scott A. Samuels | 617 348 1798 | ssamuels@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY INTERCEPT PHARMACEUTICALS, INC.

September 24, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Intercept Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 4, 2012
File No. 333-183706

Ladies and Gentlemen:

We are submitting this letter on behalf of Intercept Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 18, 2012 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Mark Pruzanski, the Company’s President and Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company filed with the Commission on September 4, 2012. As discussed with the Staff, we are filing this letter via EDGAR for the Staff’s review in advance of filing Amendment No. 1 to the registration statement (“Amendment No. 1” and, as amended, the “Registration Statement”), which will be filed subsequent to the Staff’s review of this letter.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has indicated that it will revise its disclosure in Amendment No. 1 and has included the proposed text of such revised disclosure as an exhibit to this letter.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

Registration Statement on Form S-1

1.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Response: The Company acknowledges the Staff’s comment on the bona fide price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Stock-Based Compensation and Warrant Liability, page 58

2.	While you state in response to comment 2 that you used the PWERM approach to determine your enterprise value and related allocation to your common stockholders, it is unclear how you determined your enterprise value underlying each of the exit scenarios you identify. As a result, for each exit scenario you identify on pages 60 and 61, please revise your disclosure to clarify how you estimated your enterprise value at each valuation date. In your revised disclosure:

•	describe the valuation approaches used;
•	discuss the major assumptions used for each valuation approach;
•	discuss how you determined that the assumptions used to determine fair value were reasonable and appropriate for your stage of development;
•	discuss whether you used different approaches or assumptions under different exit scenarios, and if so, why; and
•	discuss the variance between the enterprise values underlying each exit scenario at each valuation date.

Response: In response to the Staff’s comments, the Company submits that it will revise the disclosure on pages 60 through 64 of the prospectus contained in the Registration Statement as set forth in Exhibit A to this letter in connection with its filing of Amendment No. 1.

3.	Please tell us whether, and if so by how much, the events described on pages 61 and 62 impacted your enterprise value. If these events did not change your enterprise value, please explain why not.

Response: In response to the Staff’s comments, the Company submits that it will revise the disclosure on pages 61 and 62 of the prospectus contained in the Registration Statement as set forth in Exhibit A to this letter in connection with its filing of Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

4.	Please tell us what the estimated fair value of the common stock would have been at July 31, 2012 if you had assumed 100% probability for the IPO scenario. Separately explain to us why you did not use a higher probability of completing the IPO at that date and bridge for us the underlying differences between this value and the midpoint of your anticipated IPO price range.

Rule 83 confidential treatment request made by INTERCEPT

PHARMACEUTICALS, Inc.; Request No. 2012.09.24.3.1

Response: The Company’s valuation model as of July 31, 2012 used two separate valuations for the IPO scenario using the assumption that the IPO would be completed in either the near term (the “Near Term IPO Scenario”) or the long term (the “Long Term IPO Scenario”). The Near Term IPO Scenario and the Long Term IPO Scenario as of July 31, 2012 yielded estimated fair values of $[***] and $[***] per share of the Company’s common stock, respectively, prior to applying the 25% discount for the lack of liquidity, the discount to present value, and the 50% probability weighting for the IPO scenarios as of July 31, 2012. After giving effect to a reverse stock split of 1-for-[***], as the Company supplementally advised the Staff in its comment response letter dated September 4, 2012, the estimated fair value of the common stock in the Near Term IPO Scenario and the Long Term IPO Scenario would have been $[***] and $[***] per share, respectively. In comparison, in the Company’s comment response letter dated September 4, 2012, the Company supplementally advised the Staff that it anticipates disclosing an offering with a proposed price range of $[***] to $[***] per share (the “Anticipated Price Range”), after giving effect to an anticipated reverse stock split of 1-for-[***], and an offer of such number of shares of common stock to be determined, in a pre-effective amendment to the Registration Statement. The midpoint of the Anticipated Price Range is $[***] per share.

Rule 83 confidential treatment request made by INTERCEPT

PHARMACEUTICALS, Inc.; Request No. 2012.09.24.3.2

If we assume that the IPO is certain to occur, the 50% probability weighting for the IPO would be increased to 100% and the discount for the lack of marketability would be disregarded. As of the date of the actual closing of the IPO, the discount to present value applied in the July 31, 2012 valuation would be disregarded or decreased depending on the scenario because the IPO will occur at a date subsequent to July 31, 2012. As discussed above, the valuation as of July 31, 2012 utilized an estimated fair value of $[***] per share of common stock in the Near Term IPO Scenario and $[***] per share of common stock in the Long Term IPO Scenario, before applying the illiquidity discount, discount to present value and the probability assessment.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

Furthermore, as of the time of the IPO closing, the preferred stock will be converted into common stock and the economic rights and preferences pertaining to the preferred stock will no longer be applicable. In addition, the proceeds from the IPO would substantially strengthen the Company’s cash position and balance sheet, while providing the Company with access to the public debt and equity markets. When these factors are considered together with the per share values noted above for the two IPO scenarios, the Company believes that the midpoint of the Anticipated Price Range is reasonable and appropriate.

Rule 83 confidential treatment request made by INTERCEPT

PHARMACEUTICALS, Inc.; Request No. 2012.09.24.4.1

The Company respectfully submits that its management believed that a 50% probability for an IPO as of July 31, 2012 is reasonable and appropriate. As of July 31, 2012, the Company was in advanced negotiations in respect of the Series C preferred stock financing. The indicative terms at this stage of the negotiation included a backstop provision whereby the investors would purchase additional shares of Series C preferred stock for additional gross proceeds of $20 million to the Company if the Company was not able to successfully complete its IPO within one year of closing the Series C preferred stock financing. When the Series C preferred stock financing was completed, as disclosed in the prospectus contained in the Registration Statement, the terms of the transaction included this backstop provision. With the proceeds of the first closing of the Series C preferred stock financing and this backstop provision, management believed that the Company has sufficient committed funds for its operations until [***]. Furthermore, the capital markets remained highly speculative at July 31, 2012, including for biopharmaceutical companies in similar stages of development as the Company, some of which had recently been unsuccessful in completing an IPO due to lack of sufficient investor interest. In addition, management believed that there were a number of other aspects of the Company’s business and stage of development, such as those disclosed in the prospectus contained in the Registration Statement under the heading “Risk Factors,” that could make an IPO more challenging, thereby rendering a 50% probability of completion reasonable at that time.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.	Both of the audit reports reference information included in the inception-to date under ASC 915-205-45-2 that does not appear in your filing. As the inception-to-date information is identified in the referenced guidance as “additional information” it must be audited in its entirety. Accordingly, as originally requested in comment 32 of our July 17, 2012, please obtain an auditor’s report that covers the financial statements for the period from inception to December 31, 2011. In this regard, the auditor’s report may refer to the predecessor auditor’s report that must continue to be included in your filing.

Response: The Company submits to the Staff that it will include in Amendment No. 1 a revised auditor’s report from KPMG LLP that will cover the full period from inception to December 31, 2011, with a reference to the predecessor auditor’s report for the period audited by the predecessor firm, whose audit report will be included in the filing.

Notes to Consolidated Financial Statements

3. Significant Agreements, F-11

6.	We acknowledge your response to comment 9. Please address the following additional comments:

•	In your disclosure added in Note 2M on page F-11 you indicate in part that a substantive milestone is commensurate with the enhanced value of the intellectual property as a result of the milestone achievement. ASC 605-28-25-2a requires a substantive milestone to be commensurate with either the vendor’s performance or the enhanced value as a result of a specific outcome resulting from the vendor’s performance. Please demonstrate to us how your performance impacts the achievement of these milestones and revise your disclosure accordingly.
•	Please revise your disclosure added in Note 3 to disclose the nature of your development milestones.
•	We do not believe that the disclosure of an individually significant milestone would be confusing or misleading and is required to comply with the guidance in ASC 605-28-50-2b to disclose each individual milestone. As a result, please disclose the requested information for any individually significant milestones. In this disclosure, you may qualify, if true, that you do not expect to achieve these milestones for at least several years as represented in your response.

Response: The Company responds to the Staff’s comments as follows:

Response to Bullet 1: In response to the Staff’s comment in bullet 1, the Company submits that it will revise the disclosure in Note 2M on page F-11 of the prospectus contained in the Registration Statement as set forth in Exhibit B to this letter in connection with its filing of Amendment No. 1.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

The Company’s agreement with Dainippon Sumitomo Pharma Co. Ltd. (“DSP”) contains development milestones based on the initiation or completion of clinical trials, regulatory approval milestones and sales milestones based on various aggregate sales revenues generated by DSP in its territory. The Company has assessed each of the individual milestones in the DSP agreement and has determined that each is (i) either dependent on the Company’s performance to achieve the milestone or is an enhancement of the value of the item delivered as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) relates solely to past performance of the Company, and (iii) is reasonable relative to all deliverables and payment terms in the arrangement. The development milestones and the regulatory approval milestones satisfy these requirements because, even though DSP is responsible for the development and the regulatory submissions relating to the jurisdictions covered by the DSP agreement, DSP will utilize the OCA data generated by the Company in designing its clinical trials and programs, initiating clinical trials and ultimately submitting applications for product approval, which would not have been possible without the Company’s efforts. The receipt of regulatory approvals in the United States is directly related to the Company’s performance and is commensurate with the enhanced value to OCA because the Company has to generate data needed for regulatory approval through its studies and trials. Furthermore, the value of OCA is enhanced significantly upon approval because regulatory risk is significantly reduced upon approval. The sales milestones in the DSP agreement are triggered by the satisfaction of certain net sales thresholds for OCA in the DSP territory. The achievement of commercialization and the sales thresholds for OCA will depend, in part, on the efficacy and safety of OCA in the Company’s studies and clinical trials and the strength of the patent protection established by the Company.

The Company’s agreement with Les Laboratories Servier and Institut De Recherches Servier (collectively, “Servier”) contains development milestones based on the initiation of clinical trials by Servier or the selection by Servier of product candidates for development, milestones based on regulatory submissions and approvals and sales milestones based on various aggregate sales amounts in the Servier territory. The Company has assessed each of the individual milestones in the Servier agreement and has determined that each is (i) either dependent on the Company’s performance to achieve the milestone or is an enhancement of the value of the item delivered as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) relates solely to past performance of the Company, and (iii) is reasonable relative to all deliverables and payment terms in the arrangement. The development milestones and the regulatory submission and approval milestones satisfy these requirements because, even though Servier is responsible for the development of the product candidates in its territory, Servier will utilize data generated by the Company for those product candidates in designing its clinical trials, initiating clinical trials and ultimately submitting applications for product approvals which would not have been possible without the Company’s efforts. The receipt of regulatory approvals for the Company’s product candidates are directly related to the Company’s performance and is commensurate with the enhanced value to the Company’s product candidates because the product candidates must generate positive data needed for regulatory submission and approval in studies and trials. Furthermore, the value of the product candidates is enhanced upon the satisfaction of the regulatory milestones because regulatory risk is reduced at each stage. The sales milestones in the Servier agreement are triggered by the satisfaction of certain net sales thresholds for the Company’s product candidates, including the achievement of first sale of the first product candidate in certain specified European countries. The achievement of commercialization and sales levels of the Company’s product candidates will depend, in part, on the efficacy and safety of the Company’s product candidates, as well as the data generated by the studies and trials related thereto, and the strength of the patent protection established by the Company.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

As each of the DSP and Servier agreements was the result of an arm’s-length negotiation between unrelated parties, the Company believes that the milestone amounts are reflective and commensurate with what the parties believe would be the enhanced value to the product candidates as a result of the Company’s performance that led to the satisfaction of the related milestone. As such, the Company respectfully submits to the Staff that each milestone is substantive in accordance with ASC 605-28-25-2a.

Response to Bullets 2 and 3: In response to the Staff’s comments in bullets 2 and 3, the Company submits that it will revise its disclosure in Note 3 relating to the DSP and Servier agreements on pages F-14 through F-15 of the prospectus contained in the Registration Statement as set forth in Exhibit C to this letter in connection with its filing of Amendment No. 1.

7. Warrants to Purchase Common Stock, page F-17

7.	The analysis you provide in response to comment 12 provides only one scenario as of the latest balance sheet date for one instrument and does not appear to contemplate the need to raise capital, at potentially lower prices that would trigger your down-round provisions, at each period end impacting the historical financial statements presented in your filing. As a result please restate your financial statements as necessary to employ the use of a binomial/lattice or simulation model for these instruments. Alternatively, provide us an analysis as of December 31, 2009, 2010 and 2011 and June 30, 2011 and 2012 as well as for the years 2010 and 2011 and the six months ended June 30, 2011 and 2012 that demonstrates for all of your instruments that the impact between the use of the Black-Scholes model is not materially different from a binomial/lattice or simulation model. Please provide this analysis using a binomial/lattice or simulation model or demonstrate to us how the methodology you use contemplates the factors included in such models, including, but not limited to the fact that:

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

•	you raised capital at various times since the issuance of your first financing that included warrants with down-round provisions, demonstrating your need to fund operations through external means;
•	there was no guarantee that these subsequent rounds of financing would not trigger warrant exercise price adjustments under the down-round provisions; and
•	you must use reasonable assumptions for all relevant variables that would have applied at each such balance sheet date.

Response: The Company is submitting the information contained in Exhibit D hereto in response to this comment, as further discussed with the Staff in telephonic conferences held on September 19, 2012 and September 21, 2012.

*       *       *       *       *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 617-348-1798 or sasamuels@mintz.com or Bryan Yoon of this firm at 212-692-6847 or byoon@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Scott A. Samuels
Scott A. Samuels, Esq.

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

September 24, 2012

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Rose Zukin
Bryan Pitko
Kei Nakada
Mark Brunhofer

Intercept Pharmaceuticals, Inc.
Mark Pruzanski, M.D., President and Chief Executive Officer
Barbara Duncan, Chief Financial Officer, Treasurer and Secretary

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan
Bryan Yoon

Goodwin Procter LLP
Christopher J. Austin

KPMG LLP
Brian K. Roberson
Thomas R. Klockner

Exhibit A

Pages 60-64

Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with the assistance and upon the recommendation of management, in good faith, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*, or the Practice Aid, including:

- the prices at which we most recently sold our preferred stock and the rights, preferences and privileges of the preferred stock as compared to those of our common stock, including the liquidation preferences of the preferred stock;
- our results of operations, financial position and the status of our research and development efforts, including the status of clinical trials for OCA and our specific regulatory status and interactions with regulatory authorities;
- the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, given prevailing market conditions, or a strategic merger or sale of our company, or an M&A transaction;
- the material risks related to our business;
- achievement of enterprise milestones, including the results of clinical trials and our entry into or termination of collaboration and license agreements;
- the market performance of publicly traded companies in the life sciences and biotechnology sectors, and recently completed mergers and acquisitions of companies comparable to us;
- external market conditions affecting the life sciences and biotechnology industry sectors; and
- the valuation prepared by an independent third-party consultant performed as of March 31, 2010 and July 31, 2012.

~~In 2010, we~~We relied, in part, upon a valuation performed by an independent third party firm as of March 31, ~~2010, which utilized the probability-weighted expected return method, or PWERM, to value~~2010 in determining the fair value of our common stock for purposes of establishing stock option exercise prices and for utilization in the Black-Scholes option-pricing model for calculating stock compensation expense and the value of warrants that are classified as liabilities~~ as discussed below~~. We then performed ~~an~~our own update to this valuation ~~in~~as of September 30, 2011 and ~~as of June 30, 2012~~June 30, 2012, using the same valuation methodologies used by the independent third party, and relied, in part, upon an ~~independent third-party~~update to the valuation ~~performed~~ as of July 31, ~~2012.~~2012 from the same independent third party firm that performed the 2010 valuation.

Each of these valuations utilized the same approach in estimating enterprise value, which was a combination of a market-based approach, an income-based approach and a liquidation approach. Utilizing these three different approaches, as described in more detail below, a total of eight enterprise values were considered at each valuation date.

Under the market-based approach, the valuations considered the enterprise values of comparable biotechnology companies in a similar stage of development as ours, based on market data from recent IPOs and M&A transactions. The valuations were based on two different potential enterprise values for each of the IPO and M&A scenarios, depending on our assumed expected date of the IPO or M&A transaction, as we believed that it was reasonable to assume that a transaction at a later date would result in a higher valuation due to anticipated continued progress in our business. This resulted in four estimated enterprise values at each valuation date (two for the IPO scenario and two for the M&A scenario). For the 2010 valuation, we assumed that an IPO would be completed in either mid-2011 or mid-2012 and established the enterprise values for the IPO scenario based upon the market-based approach as described above. For the September 2011 valuation, since we had passed the mid-2011 date without completing an IPO, we revised our assumptions about the expected date of an IPO. We further assessed and made

A-1

adjustments to the dates used in the June 2012 and July 2012 valuations based on the circumstances at the time and maintained consistent enterprise values for each of the IPO scenarios in the various valuations. We made similar revisions in our assumptions about the expected timing of an M&A transaction by rolling forward the expected dates from the 2010 valuation and maintained constant the estimated enterprise values for a nearer term M&A transaction, given certain developments impacting our business during 2011 and 2012, as described below, but increased the estimated enterprise values for a longer-term M&A transaction from the 2010 valuation, given our expectations about our improved prospects in the longer term, as described below. The estimated enterprise values in the M&A scenarios were also based upon the market-based approach as described above. The estimated enterprise value in the longer-term M&A scenario was significantly greater than the values in the IPO scenarios because the market values for comparable companies completing an M&A transaction were significantly greater than comparable companies completing an IPO. The estimated enterprise value for the longer-term M&A scenario was also significantly greater than the values under the income-based approach for the continuing operation scenario discussed below.

Under the income-based approach, the valuations were based on a discounted cash flow, or DCF, analysis to estimate enterprise value under three different scenarios depending on various development and commercialization scenarios. As with any DCF analysis, we made assumptions around the timing and amount of future revenues and operating expenses, among other factors, as well as assumptions about taxes, working capital requirements, and, most significantly, the discount rate to be applied in the DCF analysis. Our assumptions reflected the current development status of OCA and our expectations about future clinical development and potential commercialization scenarios. For subsequent valuation dates in 2011 and 2012, we updated these assumptions based on developments in our business since the prior valuation date, as described below, which resulted in overall net positive, but immaterial, increases to the previously estimated enterprise values from each prior valuation date, with the size of the increases generally tied to the length of time since the prior valuation date. The estimated enterprise values in the various DCF scenarios were generally consistent with the estimated values in the IPO and near-term M&A scenarios for each valuation date. As discussed above, the enterprise value in the longer-term M&A scenario was assumed to be significantly higher than the near-term scenario because we assumed that we would make continued progress in our business prior to a longer-term M&A transaction.

Finally, for the liquidation approach, the valuations estimated an enterprise value based on potential proceeds available to stockholders upon a liquidation of our company, based on current cash, assets and liabilities and the assumed proceeds from the sale of our assets. For subsequent valuation dates in 2011 and 2012, we updated these financial metrics and assumed sale proceeds based on changes in our financial position and expected proceeds from the sale of our assets, which resulted in both positive and negative changes to the previously estimated enterprise values, although the value available to be distributed to common stockholders remained zero at each valuation date given the accumulated liquidation preferences of our preferred stock.

~~The PWERM approach, which was used to determine our enterprise value and related allocation to our common stockholders, models the future enterprise~~Once we estimated the enterprise values at each date, the determination of the fair value of our common stock required the allocation of these enterprise values using one of the approaches outlined in the Practice Aid, because we have multiple classes of capital stock. We relied on the probability-weighted expected return method, or PWERM, which models a company's common stock value based on potential future liquidity events and applies probabilities to each scenario. These future liquidity events are then discounted to present value and, after applying the relevant probability for each potential event, result in a single probability-weighted equity value of the common stock of a company.

For our ~~valuation, we considered the following future scenarios: a strategic merger or sale of our company, the successful completion of an IPO, continuing operations in various development and commercialization scenarios and failure or dissolution of our company with no value to our common stockholders~~valuations, we used the scenarios described above to generate the eight different enterprise values for our company. In determining the value of the common stock in the IPO and M&A scenarios~~for a strategic merger or sale of our company and an initial public offering~~, we assumed that the preferred stock then outstanding would be converted into common stock. This was due to the fact that the assumed enterprise values in the M&A scenarios would yield a return to holders of preferred stock

A-2

that was greater than the liquidation value of the preferred stock and the assumed enterprise values in the IPO scenarios would have resulted in the automatic conversion of the preferred stock into common stock in accordance with our certificate of incorporation or we assumed that we would obtain requisite consent from the preferred stockholders to convert their shares into common stock in an IPO. In allocating value to our common stock in the continuing operations and ~~failure or dissolution~~liquidation scenarios, we first allocated to our then outstanding shares of preferred stock the greater of the liquidation preference of the preferred stock and the amount that would have been payable had all such shares of preferred stock been converted to common stock immediately prior to such event, as required by our certificate of incorporation, and then allocated any remaining value to our common stock.

The resulting implied per share value of our common stock was $1.50 per share at both March 31, 2010 and September 30, 2011, $1.55 at June 30, 2012 and $1.61 at July 31, 2012. The probability weightings utilized in the PWERM analysis took into consideration ~~the various data quality of Phase 2 and Phase 3 trials completed and to be completed, as well as the overall economic~~, among other things, the actual and forecast quality of data from the completed and yet to be completed OCA clinical trials, respectively, our assessment of the overall development program that would be required for anticipated FDA and EMA filings to obtain marketing approval, as well as general prevailing market conditions. In each valuation, we ~~utilized scenarios~~assessed probabilities of an overall positive scenario (25% – 35% probability), an overall mixed scenario (50% – 60% probability) and an overall negative scenario (15% probability).

The tables below summarize the probability assessment of the described event in each of these scenarios.

	March 2010			September 2011		
Event	**Positive Scenario**	**Mixed Scenario**	**Negative Scenario**	**Positive Scenario**	**Mixed Scenario**	**Negative Scenario**
Strategic merger or sale of our company	15%	0%	0%	30%	0%	0%
Initial public offering	30%	15%	0%	15%	15%	0%
Continuing operations in various development and commercialization scenarios	55%	85%	65%	55%	85%	65%
Failure or dissolution of our company with no value to common stockholders	0%	0%	35%	0%	0%	35%

	June 2012			July 2012		
Event	**Positive Scenario**	**Mixed Scenario**	**Negative Scenario**	**Positive Scenario**	**Mixed Scenario**	**Negative Scenario**
Strategic merger or sale of our company	15%	0%	0%	15%	0%	0%
Initial public offering	40%	40%	0%	50%	35%	0%
Continuing operations in various development and commercialization scenarios	45%	60%	65%	35%	65%	65%
Failure or dissolution of our company with no value to common stockholders	0%	0%	35%	0%	0%	35%

A-3

The probability weightings assigned to the respective exit scenarios were primarily based on consideration of the status of our OCA ~~drug~~ development program, research programs ~~and our specific~~, various regulatory ~~status and~~ interactions in the United States and Europe, industry clinical success rates, our expected near-term and long-term funding requirements, and an assessment of the ~~current~~then financing and overall biotechnology industry environments at the time the valuations were performed. In all scenarios, an overall discount rate of 25% and an additional discount for lack of marketability of up to 20% was applied at each valuation date. We also considered the rights, preferences and privileges of the preferred stock as compared to those of our common stock, including the liquidation preferences of the preferred stock. Our preferred stockholders have various rights that give them greater control and influence over future liquidity, financing and other decisions relating to our company than the holders of our common stock.

Except as otherwise described below, for the periods from June 30, 2011 to October 13, 2011; October 13, 2011 to December 15, 2011; December 15, 2011 to December 31, 2011; and December 31, 2011 to June 30, 2012, there were numerous changes in our underlying business and, therefore, in the assumptions utilized in arriving at the eight estimated enterprise valuations at each valuation date and in the assumptions utilized in the PWERM analysis. However, ~~taken together, there was no resulting~~as noted above, the estimated enterprise values did not change significantly from period to period and, taken together, the changes to the estimated enterprise values were offset by the changes in our assumptions in the PWERM analysis, and, as a result, there was no material change in our estimate of the fair value of our common stock.

The absence of any such material change in the fair value of our common stock is due to the fact that while, on the one hand, we (a) were making progress during these periods in our development program for OCA, including the planning of our Phase 3 program for OCA as a treatment for PBC and the initiation of the POISE trial, and (b) entered into the DSP and Servier collaborations described above, which would have the effect of increasing the estimated fair value of our common stock, on the other hand, (i) we did not receive the clarity that we were seeking from the FDA regarding whether the POISE trial would be sufficient and appropriate for accelerated approval of OCA and we also determined that we may be required to conduct a larger and more expensive confirmatory clinical outcomes trial than we had been anticipating; (ii) European market conditions continued to steadily decline with an increased risk of downward product pricing and reimbursement pressure across various European countries; and (iii) dynamics in the U.S. market for financing and partnering deteriorated for private development stage biopharmaceutical companies such as ours, all of which had the effect of decreasing the estimated fair value of our common stock. We believe that these positive and negative factors generally offset each other, resulting in a steady estimate of the fair value of our common stock in the absence of an arm's-length transaction or updated independent valuation indicating otherwise during the period.

~~In~~To review the specific circumstances at the time of each successive valuation, in March 2010, we had just completed a $25 million Series B preferred stock financing and had recently successfully completed our Phase 2 clinical trial for OCA in PBC. Based upon an analysis of then current market conditions, together with the projections of management and the board of directors regarding future development timelines for our product candidates, we determined the probabilities of the different scenarios and events as ~~outlined~~reflected in the table above.

~~With regard to~~We re-evaluated the assumptions used and the resulting estimated enterprise values in our valuation analysis at the September 2011 valuation date~~, based primarily at the time on~~. We considered the deteriorating market conditions for life science company IPOs and interactions with regulatory authorities about our proposed NDA and MAA program, which resulted in several material changes to our previously contemplated program, including our belief that we may be required to conduct a larger and more expensive confirmatory clinical outcomes trial~~, management and the board of directors slightly revised these~~. We rolled forward the timelines under the IPO and M&A transaction scenarios, but also increased the estimated enterprise value under the longer-term M&A scenario given that such a transaction was now projected to occur further in the future. Under the DCF analysis, we extended the timeline under which we expected to receive revenues but also revised other assumptions, resulting in net positive, but immaterial, increases in estimated enterprise values compared to the 2010 valuation. In

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addition, we slightly revised the probability assessments in the PWERM analysis to lower the probability of an IPO from 30% to 15% and increased the probability of a strategic merger or sale of our company from 15% to 30%. Since our valuation model had previously incorporated the potential for a licensing deal for OCA in Japan as well as the potential for a licensing deal for our TGR5 program, our entry into the DSP and Servier collaborations in March 2011 and August 2011, respectively, did not have an offsetting effect on the negative developments described above.

With regard to the June 2012 valuation date, based at the time on improving market conditions for life science company IPOs, our holding an organizational meeting and commencement of preparations in May 2012 for an IPO, the initial confidential submission of a draft registration statement on Form S-1 for our IPO in June 2012, our declining cash reserves, the initiation of the Phase 3 POISE trial and the continuation of the FLINT trial, along with our negotiations with several parties regarding a private financing, which increased our confidence in completing an IPO and continuing our clinical development activities, ~~management and the board of directors~~we shortened the timelines for an expected IPO. We also updated the various assumptions under the DCF analysis, resulting in net positive, but immaterial, increases in estimated enterprise values. In addition, based on the factors described above, we determined to increase the probability of the IPO in the PWERM analysis in both the positive and mixed scenario from 15% to 40%, with offsetting reductions in the strategic merger or sale of our company in a positive scenario by 15% and reductions in the probabilities of continuing operations from 55% to 45% in the positive scenario and from 85% to 60% in the mixed scenario.

With regard to the July 2012 valuation date, based upon the increased likelihood of completing the potential Series C preferred stock financing that would provide the company with near- and longer-term funding if a successful IPO could not be achieved, ~~management and the board of directors~~we re-evaluated our assumptions used in the June 30, 2012 valuation, resulting in no material changes to the base assumptions. However, we determined (i) to further increase the IPO probability in the PWERM analysis in a positive scenario by 10% to a 50% probability, with an offsetting decrease in the probability of the continuing operations scenario, and (ii) to decrease the IPO probability in a mixed scenario by 5%, with a corresponding increase to the continuing operations scenario, reflecting the fact that an IPO would not be undertaken if it was not attractive.

~~There are~~Management made significant judgments and estimates ~~inherent in~~underlying the determination of these inputs to the valuations at each time point. These judgments and estimates ~~include~~were based on assumptions regarding our future performance, including the regulatory status of our programs; the ~~value~~attractiveness of completing an IPO at different time points; the potential value of a strategic merger or sale at different time points; and the timing and probability of continuing to successfully progress our various product candidates toward commercialization (our continued operations scenarios) under differing ~~operational~~ scenarios, as well as determinations of the appropriate valuation methods. If different assumptions had been applied in the valuations, our stock-based compensation expense, warrant liability remeasurement, net loss and net loss per share could have been significantly different. While the assumptions used represent management's ~~best~~informed estimates based on all available information at each time point, these estimates involve inherent uncertainties and the application of management's judgment~~. As a result, if revisions are made to the underlying assumptions and estimates, our stock-based compensation expense and non-cash warrant liability valuations could vary significantly from period to period~~.

Stock Option Grants on August 16, 2010 and September 6, 2010

Our board of directors granted stock options on August 16, 2010 and September 6, 2010, ~~with~~ each having an exercise price of $1.50 per share, which our board of directors determined to be equal to the fair value of our common stock on each date of grant. The exercise price per share determined by our board of directors was supported by an independent third party valuation as of March 31, 2010. The specific facts and circumstances considered by our board of directors for the March 31, 2010 valuation included the following:

- in January 2010, we sold 13,888,889 shares of our Series B preferred stock and a warrant to purchase 5,000,000 shares of our common stock for $25.0 million in aggregate gross proceeds. We assessed the

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value of the warrant at approximately $5.2 million based upon a Black-Scholes option-pricing model, and thus the implied per share value of the Series B preferred stock was $1.43 per share, and

- the regulatory status of our programs, the general market conditions for private company financings for development stage companies such as ours and the other items noted above.

The probability weightings, discussed above and listed in the table, assigned to the respective exit scenarios were primarily based on consideration of the factors described above. The resulting value, which represented the estimated fair value of our common stock as of March 31, 2010, was $1.50 per share.

In addition to the objective and subjective factors listed above, our board of directors also considered input from management and the valuation as of March 31, 2010. After considering the regulatory uncertainty faced by our development program for OCA together with certain countervailing factors, our board of directors determined that there was no change in the fair value of our common stock between March 31, 2010 and the dates of the stock option grants, August 16, 2010 and September 6, ~~2010.~~2010, respectively.

Stock Option Grants on October 13, 2011 and December 15, 2011

Our board of directors granted stock options on October 13, 2011 and December 15, 2011, ~~with~~ each having an exercise price of $1.50 per share, which our board of directors determined to be equal to the fair value of our common stock on each date of grant. We performed an update to the March 31, 2010 valuation as of September 30, 2011. The specific facts and circumstances considered by our board of directors for the September 30, 2011 valuation included the following: the regulatory status of our programs, the general market conditions for private company financings for development stage companies such as ours, the impact of our collaboration agreements with DSP and Servier and the other general items noted above. Among these factors, the board of directors considered the ~~countervailing~~offsetting effects on the fair value of our common stock due to our new collaborative arrangements, on the one hand, and the ~~evolving~~continuing lack of regulatory ~~uncertainty~~clarity around our development program for OCA in the United States, on the other hand.

The probability weightings assigned to the respective exit scenarios, discussed above and detailed in the table, were primarily based on consideration of the factors described above. The resulting value, which represented the estimated fair value of our common stock as of September 30, 2011, was $1.50 per share.

Our board of directors determined that there was no change in the fair value of our common stock during the period between September 30, 2011 and December 15, 2011 because no significant event or other circumstances had occurred between those dates that would indicate a change had occurred in the fair value of our common stock.

Stock Option Grants on July 31, 2012

Our board of directors granted stock options on July 31, 2012, each having an exercise price of $1.61 per share, which our board of directors determined to be equal to the fair value of our common stock on the date of grant.

The exercise price per share determined by our board of directors was supported by an independent third party valuation analysis as of July 31, 2012 using the approaches discussed above to incorporate eight different enterprise values and the PWERM methodology to allocate these values to the common stock. The specific facts and circumstances considered by our board of directors for the July 31, 2012 valuation included the following: (i) the clinical development progress of OCA, including the initiation of the POISE trial and the continuation of the FLINT and PESTO trials, as well as risks and costs associated with these trials, (ii) the regulatory status of our programs, including communications received from the FDA concerning our Phase 3 program for OCA as a treatment for PBC ~~and requests from the FDA for additional data regarding the primary endpoint of our POISE trial~~, (iii) the general fluctuating market conditions for private company financings for development stage companies such as ours, including our negotiations relating to the potential of a Series C private placement followed by an ~~initial public offering~~IPO, (iv) the anticipated terms of our Series C preferred stock, including certain control rights and

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liquidation preferences anticipated to be granted to the holders of our Series C preferred stock, which would result in a higher implied value for our Series C preferred stock as compared to our common stock, (v) the general deteriorating market conditions in European markets for health care payor reimbursement of approved products, and (vi) other general factors consistent with the Practice Aid, such as risk factors faced by our company, the investments made in our company and the experience and competence of our management team. The probability weightings assigned to the respective exit scenarios, discussed above and detailed in the table, were primarily based on consideration of these factors.

Common Stock Warrant Liability

Some of our outstanding warrants to purchase shares of our common stock have anti-dilution provisions (commonly referred to as "down round" provisions) which cause the instruments to be deemed not to be indexed to our common stock and as such are recorded as a liability and remeasured each reporting period using the Black-Scholes option-pricing model. Although a binomial valuation model is more appropriate for valuing warrants with "down round" provisions as compared to a Black-Scholes option-pricing model, we determined that a binomial valuation model would result in immaterial differences to the value of our outstanding warrants at each of the reporting periods, and would therefore be unnecessarily expensive and time-consuming to calculate each quarter. We will continue to monitor this analysis to determine if we need to apply a binomial valuation model approach based on changes in our facts and circumstances. Furthermore, certain warrants that do not have these down-round provisions, and are currently classified in equity, contain provisions that require the shares of common stock underlying such warrants to be registered following an initial public offering. Upon completion of this offering, we will reclassify these warrants as liabilities and record warrant revaluation income (expense) in the statement of operations. These warrants are deemed to be derivative instruments that require liability classification and mark-to-market accounting. As such, at the end of each reporting period, the fair values of the warrants are determined by us using a Black-Scholes option-pricing model. The non-cash changes in the fair value of the warrants are recorded as other income or expense. We expect that the value of the warrants will fluctuate significantly from period to period.

The Black-Scholes option-pricing model requires the use of subjective assumptions, including stock price volatility, the expected life of the warrants, the risk free interest rate and the fair value of the common stock underlying the warrants. The fair value of the underlying common stock is determined as discussed above under "—Stock-Based Compensation." We will continue to adjust the fair values of the warrants at each period end for any changes in fair value until the earlier of the exercise or expiration of the applicable common stock warrants or until such time that the warrants are no longer determined to be derivative instruments. Our warrant liability is expected to fluctuate based on the assumptions used in the Black-Scholes option-pricing model.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the

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audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

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Exhibit B

M. Revenue Recognition

All of the Company's revenue during the periods covered by these financial statements has been derived from its research and development and licensing collaborations. These agreements include non-refundable up-front fees and the potential for research, development, regulatory and commercial milestone fees, as well as royalties on product sales of licensed products, if and when such product sales occur. To date, the Company has received only up-front fees from its collaborations.

The Company evaluates all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed and determinable at the inception of the arrangement is allocated to the separate units of accounting based on relative fair value. The Company may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such units of accounting. For each unit of accounting identified within an arrangement, the Company determines the period over which the performance obligation occurs and recognizes the revenue using a straight-line method.

The Company accounts for the development, regulatory and sales milestones within an arrangement in accordance with FASB ASC Topic 605-28, milestone method of revenue recognition. FASB ASC Topic 605-28 allows for the recognition of consideration, which is contingent on the achievement of a substantive milestone, in its entirety in the period the milestone is achieved. Each future milestone is considered substantive if each milestone (i) relates solely to the past performance of the intellectual property to achieve the milestone; (ii) is reasonable relative to all of the deliverables and payment terms in the arrangement; and (iii) is commensurate with either the Company's performance or the enhanced value of the intellectual property as a result of ~~the milestone achievement~~a specific outcome resulting from the Company's performance.

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Exhibit C

3. Significant Agreements

Dainippon Sumitomo Pharma Co, Ltd. (DSP)

In March 2011, the Company entered into an exclusive license agreement with DSP to research, develop and commercialize OCA as a therapeutic for the treatment of PBC and NASH in Japan and China (excluding Taiwan). Under the terms of the license agreement, the Company received an up-front payment from DSP of $15.0 million and may be eligible to receive additional milestone payments up to an aggregate of approximately $30.0 million in development milestones based on the initiation or completion of clinical trials, $70.0 million in regulatory approval milestones and $200.0 million in sales milestones. The regulatory approval milestones include $15.0 million for receiving marketing approval for OCA for NASH in Japan, $10.0 million for receiving marketing approval for OCA for NASH in China, and up to $5.0 million for receiving marketing approval for OCA for PBC in the United States. The sales milestones are based on aggregate sales amounts of OCA and include $5.0 million for achieving net sales of $50.0 million, $10.0 million for achieving net sales of $100.0 million, $20.0 million for achieving net sales of $200.0 million, $40.0 million for achieving net sales of $400.0 million and $120.0 million for achieving net sales of $1.2 billion. DSP is also required to make royalty payments ranging from the tens to the twenties in percent based on net sales of OCA products in the DSP territory. DSP has the exclusive option to add several other Asian countries to its territory, including Korea and Taiwan, and to pursue OCA for additional indications. DSP will be responsible for the costs of developing and commercializing OCA in its territory.

The Company has evaluated the license agreement with DSP and has determined that it is a revenue arrangement with multiple deliverables, or performance obligations. The Company's substantive performance obligations under this license include an exclusive license to its technology, technical and scientific support to the development plan and participation on a joint steering committee. The Company determined that these performance obligations represent a single unit of accounting, since, initially, the license does not have stand-alone value to DSP without the Company's technical expertise and steering committee participation during the development of OCA. This development period is currently estimated as continuing through June 2020 and, as such, the up-front payment is being recognized ratably over this period. During the year ended December 31, 2011 and the six months ended June 30, 2012, the Company recorded revenue of $1.2 million and $0.8 million (unaudited), respectively, in "License Fees" in its Consolidated Statement of Operations for the Company's efforts under the agreement. The Company has not achieved any of the milestones relating to the agreement as of June 30, 2012 and has not recognized any revenue related to such milestones. The Company has determined that each potential future development, regulatory and sales milestone is substantive.

Les Laboratories Servier and Institut de Recherches Servier (Servier)

In August 2011, the Company entered into a research collaboration agreement with Servier under which we granted Servier the exclusive license to research, develop and

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commercialize TGR5 agonists (other than INT-767 and INT-777) for use in the treatment of diabetes, obesity, atherosclerosis and reperfusion injury in all countries other than the United States and Japan. The agreement expires when no payment obligations are or will become due and may be terminated earlier by the parties in certain circumstances.

Under the terms of the agreement, the Company received an up-front payment from Servier of $1.4 million ~~and~~. The Company is also eligible to receive ~~additional milestone payments of~~ up to an aggregate of approximately €8.5 million in development milestones, based on the initiation of clinical trials by Servier or the selection by Servier of product candidates for development, including a payment of €4.0 million upon the determination by Servier to initiate a Phase 3 clinical trial for the first product candidate under the agreement. The Company may also receive up to an aggregate of approximately €10.0 million in regulatory submission and approval milestones ~~and~~, including a payment of €5.0 million upon the first product candidate under the agreement achieving regulatory approval in the EU for its initial indication. The agreement also contemplates up to an aggregate of approximately €90.0 million in sales milestones ~~based on aggregate sales amounts~~, including a payment of €10.0 million upon the first product candidate under the agreement achieving its first commercial sale, €10.0 million upon achieving net sales of €200.0 million for a product, €20.0 million upon achieving net sales of €400.0 million for a product, €25.0 million for achieving net sales of €500.0 million for a product and €25.0 million for achieving net sales of €600.0 million for a product. Servier is also obligated to pay us royalties based on net sales of products developed under the agreement on a country-by-country basis.

Intercept and Servier will jointly support the discovery effort, while Servier alone will be responsible for all costs associated with the global development, regulatory approval and commercialization of any compound selected as a lead candidate by the parties. The Company agreed to reimburse Servier up to a mid-double digit percentage of the total historical development costs incurred by Servier in relation to clinical development activities aimed at achieving regulatory approval in the European Union and the United States if the Company enters into a partnership agreement, or commences development or commercialization activities, with respect to any such compound in the United States. Servier may credit a portion of any reimbursable development costs against any milestone or royalty payments due and payable to the Company by Servier under the research collaboration agreement until all such reimbursable amounts are repaid. During the year ended December 31, 2011 and the six months ended June 30, 2012, the Company did not reimburse any development costs to Servier nor is it expected that any such costs will be reimbursed during 2012, as no such reimbursable developments costs are planned during the period.

The Company has evaluated the research collaboration agreement with Servier and has determined that it is a revenue arrangement with multiple deliverables, or performance obligations. The Company's substantive performance obligations under this research collaboration include an exclusive license to its technology, technical, scientific and intellectual property support to the research plan during the first year of the agreement and participation on an executive committee and a research and development committee. The Company determined that these performance obligations represent a single unit of accounting, since the license does

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not have stand-alone value to Servier without the Company's technical expertise and committee participation during the initial 12-month period. The research portion of the collaboration may be extended by mutual agreement by the parties for one or more additional years. In July 2012, the term of the research program was extended until January 31, 2013 on the same financial terms as the existing research program, including the reimbursement by Servier of the full time equivalent costs incurred by the Company in the conduct of the research program, up to a set maximum amount. The up-front payment is being recognized ratably over the estimated 12-month performance period as the research and development and executive committee services are being provided. During the year ended December 31, 2011 and the six months ended June 30, 2012, the Company recorded revenue of $589,000 and $707,000 (unaudited), respectively related to the Company's efforts under the Servier arrangement, which was recorded in "License Fees" in the Company's Consolidated Statement of Operations. The Company has determined that each potential future development, regulatory and sales milestone is substantive.

The Company is also receiving reimbursement from Servier for research services outlined in the agreements in which the Company engaged Professor Pellicciari and TES as described below. The Company is recognizing this expense reimbursement as a reduction of research and development expenses as the Company is acting as an agent regarding these research activities. All amounts incurred by the Company for research under the Servier agreement during the year ended December 31, 2011 and the six months ended June 30, 2012, including the amounts incurred under the related agreements with Professor Pellicciari and TES, were covered under the Servier agreement. At December 31, 2011 and June 30, 2012, the Company has recorded $486,000 and $472,000 (unaudited), respectively in prepaid expenses and other assets for amounts due from Servier for such expense reimbursement.

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FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Exhibit D

The Company has concluded that value of its warrants with down-round provisions is not materially different if calculated using the Black-Scholes model rather than a binomial/lattice or simulation model. While the Company recognizes that a binomial/lattice or simulation model is generally accepted as a better valuation model than the Black-Scholes model in relation to warrants with down-round provisions, the Company believes that the difference in values obtained using the two valuation methodologies is not material to the Company’s financial statements for each period included in the Registration Statement. Management believes that the immaterial differences resulting from the use of a binomial/lattice or simulation model on a quarterly basis would not warrant the considerable additional effort and expense. However, as with any non-GAAP policy that is applied for convenience, the Company submits to the Staff that it will continue to monitor the assumptions that could potentially impact the valuation of the warrants to ensure that any change in circumstances is evaluated using assessments commensurate with those outlined below in order to determine whether such a change would have a material impact on the valuation of the warrants under a binomial/lattice or simulation model.

The following is a summary of all of the Company’s warrants with down-round provisions along with their historical valuation at each of the balance sheet dates using the Black-Scholes valuation method:

Issue	Expiration	Exercise	Number	Liability Value ($)
Date	Date	Price	of Shares	12/31/09	12/31/10*	6/30/11	12/31/11*	6/30/12*

10/4/03	10/24/13	$0.50	12,500	17,759	15,021	14,916	13,444	13,833
5/4/04	10/27/13	$0.50	793,094	1,096,308	995,123	955,769	852,994	880,765
5/8/06	5/8/11	$1.70	500,000	579,602	127,768	-	-	-
5/23/08	5/23/13	$1.80	625,000	646,869	396,957	436,813	279,852	285,438
1/25/10	1/25/15	$1.80	5,000,000	-	5,334,224	5,379,000	4,681,671	3,673,500

			6,930,594	2,340,537	6,869,092	6,786,498	5,827,961	4,853,536

*	The December 31, 2010 and December 31, 2011 total values are $11,611 and $7,916 less than the amounts recorded on the respective balance sheets included on page F-4 of the prospectus contained in the Registration Statement as the balance sheets erroneously included a tranche of 12,500 warrants that do not include a down-round provision. The June 30, 2012 total value is $2,866 less than the amount recorded on that balance sheet included on page F-4 of the prospectus contained in the Registration Statement due to rounding in the process of recording the entries to the financial statements. These discrepancies are de minimis.

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FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

The 2003 and 2004 warrants set forth above, which represent approximately 10% of the shares available for issuance under all outstanding warrants, contain “full ratchet” down-round provisions, while the remainder of the warrants set forth above have weighted average down-round provisions.

2010 Warrant

In order to form the materiality assessment, the Company made quantitative and qualitative judgments. The Company performed a binomial model as of two dates for the warrant to purchase 5,000,000 shares of common stock at $1.80 per share that was issued in 2010 (the “2010 Warrant”), which represents 76% to 80% of the warrant liability. The purpose of this analysis was to determine the potential magnitude of the difference of the warrant liability between the two valuation methods at two key dates – the date of the balance sheet in which the liability was first recognized (December 31, 2010) as well as the date of the most recent balance sheet (June 30, 2012). Based on the results of these valuations, the underlying nature of the Company and the terms of the outstanding warrants, the Company determined that qualitative assessments were sufficient to determine that the differences between the valuations using the two methodologies were immaterial for the intervening dates with respect to the 2010 Warrant and with respect to each of the other outstanding warrants as of all dates.

The Company engaged a valuation specialist to assist it in the preparation of a binominal model for the 2010 Warrant. In addition to accounting for a large majority of the warrant liability, this warrant represents 65% to 70% of the potential shares that could be issued under all of the Company’s outstanding warrants. In addition, this warrant has a high exercise price of $1.80, so it would have a higher likelihood of a down-round financing affecting its exercise price. The Company used very conservative assumptions in order to simplify the valuation process under the binomial valuation model, since the model’s primary purpose was to assess materiality.

Conservative estimates employed

As discussed above, the Company performed valuations using the binomial method for the 2010 Warrants as of June 30, 2012 and December 31, 2010. In the binomial valuations for both dates, the Company used a series of conservative assumptions and inputs. First, even though the adjustment provision in the 2010 Warrant is a weighted average formula, the valuation under the binomial method was performed using a full ratchet adjustment (i.e., as if the exercise price would be decreased to the new offering price as opposed to the weighted average value per the actual terms of the 2010 Warrant). This assumption has a significant impact on the valuation of the down-round provision. Second, the binomial valuation model used potential prices for the future financing transactions that would likely be lower than what would reasonably be expected. Third, for the June 30, 2012 valuation, the Company made conservative assumptions relating to the timing of potential future financing transactions.

D-2

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

The assumptions used by the Company to evaluate materiality resulted in a larger warrant liability value than would be obtained using more realistic assumptions, exaggerating the impact of using the binomial method. Therefore, to the extent that the binomial method employed shows an increase in the liability as compared to Black-Scholes, it would be expected to be a smaller actual increase if realistic assumptions were used. It should also be noted that using more realistic assumptions such as weighted average anti-dilution also substantially increases the effort and expense of running the binomial simulation.

For the June 30, 2012 binomial valuation, in addition to the assumption that the warrants contained a full-ratchet adjustment provision, the Company assumed that it would undertake another financing in 1.5 years, which is prior to the expiration of the 2010 Warrant (January 2015), for the June 30, 2012 binomial valuation. However, as a result of the private financing that was under negotiation as of June 30, 2012, and which culminated with the closing of the Series C preferred stock financing on August 9, 2012, management believes that the Company would have sufficient capital, even without completing this initial public offering, to enable the Company to avoid another financing transaction over the remaining life of the 2010 Warrant as of that valuation date.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.1

Furthermore, the binomial valuation model for June 30, 2012 involved potential prices of the assumed future offering that would likely be lower than what would reasonably be expected. The model assumed that a future financing with a $[***] per share value had a [***]% probability, a $[***] per share value had an [***]% probability, a $[***] per share value had a [***]% probability, a $[***] per share value had a [***]% probability and the remaining probabilities were applied to potential future financings of $[***] to $[***] per share values. Based on our history of financing at levels of $1.70 and $1.80 per share since May 2006 and with the Series C offering price of $2.00, these down-round values would actually have a much lower probability of occurring.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.2

Running the binomial model incorporating these three sets of conservative assumptions and inputs, the valuation of the 2010 Warrant as of June 30, 2012 would have been $[***] million, as compared to $3.7 million under the Black-Scholes model, representing an increase of $[***] million, which the Company believes to be immaterial to the presentation of its financial statements. Using less conservative assumptions and inputs would have resulted in the difference being much smaller.

In fact, the valuation as of June 30, 2012 for the down-round provisions in all of the warrants is arguably negligible. This is because all of the outstanding warrants expire prior to the date that the Company anticipates needing to raise funds, after taking into consideration the Series C preferred stock financing that was under negotiation at that time. Although it is possible that the Company’s cash would be exhausted more quickly than planned, management believes this is a small probability that would not have much impact on the overall valuation.

D-3

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

The Company also performed a binomial valuation of the 2010 Warrant as of December 30, 2010 because warrants generally have a higher value closer to the issuance date. Although differing factors in a binomial model can cause values of warrants to increase or decrease throughout their life, warrants generally decline in value over time as they approach their expiration date, so the value of the warrants is higher closer to the issuance date.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.3

The valuation as of December 31, 2010 was also done using the approach of assuming a full ratchet down-round provision, which as discussed above is conservative because it overstates the value of a warrant with a weighted-average down-round provision. The December 31, 2010 binomial valuation assumed two financings prior to the expiration date – one at the end of 2011 and then another at the end of 2013. These projected financings were determined based on the Company’s cash position and projected usage rate at the time. The model assumed the first financing would have prices including $[***] ([***]% probability), $[***] ([***]% probability), $[***] per share ([***]% probability), $[***] per share ([***]% probability), and $[***] per share ([***]% probability). As with the June 30, 2012 valuation, this model produced a very high probability of financings with per share prices that are much below the Company’s two most recent financings completed prior to December 2010 of $1.80 per share. The second financing, which had many more permutations due to the nature of the model, also included a high probability of a down-round. Even after applying these conservative assumptions in the binomial model, the valuation of the 2010 Warrant as of December 31, 2010 would have been $[***] million, as compared to $5.33 million under the Black-Scholes model, representing an increase of $[***] million, which the Company believes to be an immaterial difference to the presentation of its financial statements. As with the June 30, 2012 valuation, the actual difference would be less if less conservative assumptions and inputs had been used, particularly if a weighted-average adjustment model had been employed.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.4

The binomial valuations of the 2010 Warrant as of the earliest and latest dates also provides information on the range of the differences in results obtained using the two methods over time. Over the 1.5 year period, the difference between the valuation obtained using a binomial method and the valuation obtained using a Black-Scholes method only changed by approximately $[***], as the difference between the two methods was $[***] as of December 31, 2010, and $[***] as of June 30, 2012. While the warrant values will almost certainly increase or decrease from period to period regardless of which method of calculation is used, the Company does not believe that the differences between the two methods in the values derived would be material during that time. The amounts involved, especially when considering the conservatism embedded in the valuations above, are so small that the variability would not be expected to cause the intervening fluctuations in valuation to be material. For example, the Company’s financial statements would not be materially affected even after taking into account variations of 25% in the values obtained from the binomial method. With the downward pressure on the valuation of the warrants as the expiration date nears, significant changes in the underlying business of the Company or its financing environment would need to take place for a change to be of such significance for the difference to be material. Based on the nature of the Company, that is not the case. As discussed more fully below in the 2003 to 2008 Warrant section, the Company’s value has remained steady during this entire period and, due to the development stage nature of the Company, its cash needs are highly predictable.

D-4

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.5

With a change in valuation based on the different methods over the 1.5 year period between December 31, 2010 to June 30, 2012 of only $[***], based on the conservative valuations and the factors discussed above, the impact on the income statements during the period would be immaterial. If the amounts were corrected, the full amount of the original difference would be recorded as a reclassification between liabilities and equity at the issuance date and only the change in value would be recorded in the income statement over the life of the warrant.

Given the results of the December 31, 2010 and June 30, 2012 binomial valuations of the 2010 Warrant, and the lack of significant changes in the intervening period, the Company does not believe it is necessary to prepare binomial valuations for this warrant as of June 30, 2011 or December 31, 2011 to show that the difference remains immaterial, given that our qualitative assessment of the underlying business and financing environment did not reveal material differences which would impact the binomial model.

2003 to 2008 Warrants

Given the immaterial difference for the 2010 Warrant, which represents up to 80% of the value of the Company’s total warrant liability and has the highest exercise price, and given the terms and nature of the Company’s other outstanding warrants, the Company determined that a qualitative assessment of the materiality of any differences in value resulting from the use of the binomial model was appropriate for the remainder of the warrants for all periods.

In performing the qualitative assessment, the Company considered its funding needs throughout this period and equity offerings that took place previous to each of the periods under review. The Company’s funding needs have been largely predictable, given that the Company is in a pre-commercial development stage with all of its efforts focused on research and no product revenues that create variability. The Company’s spending patterns are within its control since it can increase or decrease the pace of development based on the current financing environment. The only equity offering that took place during the period above was the January 2010 Series B preferred stock purchase by Genextra S.p.A. (“Genextra”). This offering was completed at $1.80 per share and included the 2010 Warrant, which had an exercise price of $1.80. The preferred stock is convertible into common on a 1-for-1 basis, so the price considered for purposes of the down-round provisions is $1.80, which is at or above the strike prices of all of the outstanding warrants. This offering was being negotiated as of December 31, 2009 and was included in our qualitative assessment as of that date.

D-5

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

This was the second preferred stock purchase by Genextra, which also purchased preferred stock at $1.80 per share in the May 2008 Series A financing. The Series A preferred stock is also convertible into common stock on a 1-for-1 basis, resulting in a price of $1.80 for purposes of the down-round provisions in the outstanding warrants and thus no down-round provisions were triggered by this financing. The 2008 Series A preferred stock financing resulted in Genextra gaining control of the Company as its majority stockholder, and Genextra has since then had control over equity financings and other funding activities. After gaining such control in the 2008 Series A preferred stock financing, Genextra has been intent on the Company not conducting any equity financings at a down-round price. While the Company’s financial situation was not completely within Genextra’s control, it did reject subsequent equity financing offers that were made at a lower price than $1.80 per share. This is also evident in that the 2010 Series B preferred stock transaction, in which they were the sole purchaser at the price of $1.80 per share. Genextra’s protection of the equity valuation is also evidenced by the next financing event in March 2011, the up-front DSP payment of $15 million pursuant to entering our licensing agreement. At the time, the Company and Genextra were considering several opportunities to raise funds and settled on the DSP licensing agreement since Genextra did not want to dilute their equity ownership with a possible down-round financing. In addition to this, the Company’s estimated fair value of its common stock stayed consistent throughout this period, indicating overall stability and predictability.

The next financing that occurred was the Series C preferred stock financing that closed in August 2012. The convertible preferred stock was issued at $2.00 per share and is convertible into shares of common stock on a 1-for-1 basis. Once again, there was no assurance that the private financing would not be completed at a lower price, but it is further evidence of Genextra’s continuing effort not to have the Company engage in a down-round financing. While the possibility of a down-round financing must be considered up until the time that financing actually closes, the Company believes that the intent of Genextra and the success the Company has had in avoiding down-round financings is support for previous assessments that there was a low probability of a down-round throughout the period.

With that information as background, following is a qualitative assessment of each of the other warrants for each of the balance sheet dates.

2003 Warrants

These warrants were issued close to the inception of the Company, well before the December 31, 2009 valuation, which was the adoption period for EITF 07-5 that resulted in the warrants being classified as a liability. These warrants have an exercise price of $0.50 per share. Based on the very limited number of shares that could potentially be issued, the valuation of these warrants – less than $18,000 as of the December 31, 2009 valuation and declining from there – is immaterial at each of the reporting periods as illustrated in the table above. Based on this Black-Scholes valuation and the very low exercise price of these warrants, the Company concluded that any impact of using a binomial/lattice or simulation model would be de minimis and no further assessment was made.

D-6

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

2004 Warrants

These warrants were also issued close to the inception of the Company and were issued with an exercise price of $0.50 per share. There are a much larger number of shares underlying these warrants than the 2003 warrants, which resulted in a greater Black-Scholes valuation for the 2004 warrants. However, the very low exercise price also lowers the value of the down-round provision, given that the possibility of a down-round is negligible as of each of the reporting periods. This is supported by the fact that as of the first date considered, December 31, 2009, the Company had already agreed the terms of the January 2010 Series B preferred stock financing at $1.80 per share. While a down-round issuance prior to the expiration of the 2004 warrants was possible at each of the valuation dates, the Company believes any probability of an issuance below the $0.50 exercise price factored into a binomial/lattice or simulation model would be negligible and the resulting valuation difference would be immaterial.

2006 Warrants

These warrants were issued with an exercise price of $1.70 per share. While the probability of a subsequent down-round financing occurring would be higher due to the higher exercise price, the 2006 warrants had a shorter term than the preceding warrants and expired in May 2011. Also, the 2006 warrants had a weighted-average down-round pricing provision, thereby lowering any value of the down-round provision. The valuation as of December 31, 2009 would necessarily take into account the January 2010 Series B preferred stock financing which provided sufficient funding through the expiration date of these warrants. Similarly, the value of the 2006 warrants was immaterial by December 31, 2010 due to their impending expiration. Based on these factors, the Company concluded that the probability of a down-round financing in a binomial/lattice or simulation model would be minimal and would not have a material impact on the valuation. These warrants have no impact on the June 30, 2011, December 31, 2011 or June 30, 2012 valuations since they had already expired as of such dates.

2008 Warrants

These warrants were issued to placement agents in conjunction with the 2008 Series A preferred stock financing by Genextra. These 2008 warrants have an exercise price of $1.80 per share, the same price of the Series A preferred stock. These 2008 warrants expire in May 2013 and have a weighted average down-round pricing provision. These 2008 warrants have similar features to the 2010 Warrants, for which the conservative binomial valuations were calculated as discussed above. However, the 2008 warrants are exercisable for a much lower number of shares relative to the 2010 Warrant and expire approximately two years prior to the expiration of the 2010 Warrant, which decreases their relative value. As a result, if a model similar to the one for the 2010 Warrants were applied to the 2008 warrants, the Company believes that the 2008 warrants would have resulted in immaterial amounts at each of the valuation dates.

D-7

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

All of these warrants issued from 2003 to 2008 were outstanding as of the adoption of EITF 07-5. As a result, if the immaterial difference between the valuation methods was recorded, it would result in an adjustment to the cumulative effect adjustment in equity and the liability recorded upon adoption. This immaterial difference would then presumably decline in value as the expiration dates approached with the change recorded through the income statement. This immaterial difference at inception would be recorded to the income statement over the vesting period of the warrants, with presumably even smaller amounts affecting each income statement. This further supports the notion that any restatement would have an immaterial impact on the financial statements.

The Company believes there is strong evidence that the difference in valuations between the Black-Scholes model and a binomial/lattice or simulation model are immaterial given the specific facts and circumstances applicable to the Company. For some of the warrants, based on the terms, the difference would be negligible. For the 2010 Warrants, representing 76% to 80% of the total liability, the Company has performed a binomial model that shows that the valuation differential would be immaterial as of June 30, 2012 and December 31, 2010 (and have also discussed above the rationale for the conclusion that the difference would be immaterial during the 1.5 year intervening period).

Overall Materiality Assessment

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.6

The Company believes that the differences in valuation resulting from the use of a Black-Scholes valuation model as opposed to a binomial/lattice or simulation model is immaterial. The Company first evaluated the difference as of the most recent date using an iron curtain approach. In doing so, the binomial valuation as of June 30, 2012 for the 2010 Warrant, which represented 76% of the warrant liability at that time, resulted in a difference of approximately $[***] as compared to the valuation under the Black-Scholes model. Given that the binomial model was based on conservative factors such as employing a full ratchet (despite the fact that the 2010 Warrants only have a weighted average provision), conservative probabilities of significant down-rounds, and the assumption of a financing taking place despite the Company having adequate cash available through the expiration date, the actual difference would be much less. As discussed above, all of the warrants would arguably have a minimal increased value as of June 30, 2012 since all of them have expiration dates within the period during which the Company has adequate funding. The net loss in 2011 was $12,737,654 and the loss through the first six months of 2012 was $7,765,680 with projections that the full year loss in 2012 will exceed the prior year. Based on these amounts, even the $[***] difference in valuation for the 2010 Warrants is clearly immaterial on an iron curtain basis as it is [***]% of the 2011 net loss and even less of the projected loss for 2012. Adding an expected difference for the other warrants, which likely account for less value than the overstatement of the value of the 2010 Warrant, would still not result in a material misstatement.

D-8

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Qualitatively, the amount is also clearly immaterial. This liability will never result in a cash outlay by the Company; therefore, it is of very little significance to the evaluation of the results of the Company, which is driven by the potential of the product candidates in its pipeline and the prospects for their approval and market acceptance, as is the case for most development stage biotechnology companies. The main financial statement metric reviewed by investors is the net cash balances and cash usage, which is not affected by this liability. As a result, the Company concluded that there are no qualitative factors that would cause a quantitatively immaterial difference to become material. In fact, based on the Company’s qualitative analyses, the Company strongly believes that the difference in this liability arising from the two different valuation methodologies is of minimal importance to the Company’s current and potential investors.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.7

Looking back to previous reporting periods, the Company’s analysis shows that the valuation difference on the 2010 Warrants decreased by approximately $[***] over a 1.5 year period (using the conservative valuation models). While this difference would not be a straight amortization through the income statements in the intervening period, as discussed above, there is no indication that the values would vary widely during the intervening period and there would be downward pressure on the difference as the expiration approaches, as evidenced by the approximate $[***] decrease over the 1.5 years. Over the intervening period, the Company lost approximately $3 million dollars per quarter. With no indications that the value would vary significantly, the income statement adjustments through the intervening period would not be material.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.8

Even if the prior years are reviewed on an iron curtain basis (even though no cumulative amount would ever be recorded through a historical income statement), the amounts involved are immaterial. Net losses from 2009 through 2011 were $14,354,000 in 2009, $15,087,000 in 2010 and $12,738,000 in 2011. As discussed above, the liability for the 2010 Warrant using the binomial model has a difference of approximately $[***] at December 31, 2010, with the actual difference being less if the model is done using a weighted average approach. The difference between the valuation methodologies of approximately $[***] is only [***]% of 2010 net loss. Allowing for additional differences in the other warrants, which as discussed above would not be expected to be significant, would still result in differences that are immaterial.

The qualitative factors discussed above for the June 30, 2012 analysis apply equally throughout the entire period being assessed.

In our financial statements included in the Registration Statement, we will discuss the fact that we value the warrants using a Black-Scholes model and that we have determined that the Black-Scholes model provides a value that is immaterially different from the value that would be derived from a binomial/lattice or simulation model.

D-9

FOIA CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. § 200.83
BY INTERCEPT PHARMACEUTICALS, INC.

Approach Going Forward

As discussed above, the difference in valuation as of June 30, 2012 is immaterial and the Company expects that any differences will continue to remain immaterial throughout the remaining life of all of the warrants, which expire from May 2013 to January 2015. The Company plans to continue to apply a Black-Scholes valuation model to value the warrant liability. As with any other non-GAAP policy that is applied in financial statements, the Company will continue to monitor developments to ensure there are no indicators that would lead it to believe the difference could be material. As discussed above, the Company believes it will have funds sufficient to last past the expiration date of all of its warrants, even without an IPO. The timing for the need of additional funds is a key factor in the Company’s evaluation. The Company will also continue to disclose that the use of the Black-Scholes model is not materially different from a binomial/lattice or simulation model.

Rule 83 confidential treatment request made by INTERCEPT
PHARMACEUTICALS, Inc.; Request No. 2012.09.24.Exh-D.9

This approach and position that a future down-round financing during the life of these warrants is highly unlikely is supported by the anticipated IPO price range of $[***] to $[***] per share, prior to giving effect to the anticipated reverse stock split. In addition, the Series C preferred stock financing that closed in August 2012 includes a second tranche backstop financing at $2.00 per share (which would result in gross proceeds of $20 million to the Company) if an IPO does not occur, which is anticipated to be sufficient to fund the Company through the expiration date of the 2010 Warrant. As a result, there is very little incentive to complete an IPO if the offering price would be less than the per share price for the backstop financing. Based on all of these factors, the Company strongly believes that there is very little possibility of a down-round over the remaining life of the warrants and any value ascribed to the down-round provision will remain immaterial.

D-10